May 22, 2008
Mr. Rufus Decker
Accounting Branch Chief
U.S. Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549-0404
RE:	Nordson Corporation Form 10-K for the fiscal year ended October 31, 2007 File No. 0-7977
Dear Mr. Decker:
The following is in response to the comments made upon your review of our filings. Note that all dollar amounts in this letter are expressed in thousands.
General
Issue:
1.	Where a comment below requests additional disclosures or other revisions, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Critical accounting policies and estimates, page 18
Goodwill
Issue:
2.	Given the significance of your goodwill balance as of December 31, 2007, please provide a more detailed discussion of your accounting for the recognition and measurement of a goodwill impairment loss. In this regard:
•	Please identify your reporting units as defined by paragraph 30 of SFAS 142.

•	Provide a more detailed description of the valuation method used to determine if goodwill is impaired and how you calculate cash flows for your impairment test, including the assumptions used to support recoverability. In this regard, please address how the decline in operating profit in your Advanced Technology Systems segment from $57 million to $40 million impacted your goodwill impairment analysis.

Letter to U.S. SEC From: Nordson Corporation	Page 2	May 22, 2008
Additionally, please enhance your disclosure in MD&A to discuss in greater detail the business reasons for the changes between periods in operating profit in your Advanced Technology Systems segment.
Response:
Our reporting units as defined by paragraph 30 of SFAS No. 142 are Adhesive Dispensing, Advanced Technology, and Industrial Coating & Automotive.
To test for impairment, Nordson calculates a fair value using a discounted cash flow valuation methodology and compares the result against the carrying value for net assets of each reporting unit. With respect to assumptions used in the financial profiles for each reporting unit in the future years of the discounted cash flow, growth and working capital turnover assumptions are based upon performance trends and reasonable expectations about those trends. Discounted cash flow projections use two discount factors in order to represent the different effects of using either Nordson specific or external assumptions for calculating Nordson’s cost of capital. External assumptions are used in Nordson’s market weighted average cost of capital (MWACC), including Ibbotson’s calculation of beta for Nordson and a risk premium for small cap stocks that represents the difference in expected returns for large vs. small company stocks. Nordson’s calculation of the MWACC is compared to Bloomberg’s MWACC for Nordson as a benchmark test. Terminal value calculations employ a published formula known as the “Gordon Growth Model Method” that capitalizes cash flow in the final year. To test the outcome of the discounted cash flow valuations, the combined results are compared to the market capitalization value (net of debt) and the Company’s published share price. This comparison indicated that the discounted cash flow valuation was reasonable. In accordance with paragraphs 18 and 19 of SFAS No. 142, the Company determines whether the “second step” of impairment testing is necessary. The “excess” of the fair value over the carrying value is compared to the carrying value for each reporting unit. The most recent fair value determination resulted in an amount that exceeded the carrying amount of each reporting unit by a substantial margin. Based on the results shown in the table below, the “second step” (per the Standard) of the goodwill impairment test did not need to be performed.

	($000)
				Margin Test
	Fair Value	Carrying	Excess	= Excess /
Reporting Unit	11% MWACC	Value	(Shortfall)	Carrying Value

Adhesive Dispensing	$1,042,133	$178,861	$863,272	483%
Industrial Coating & Automotive	$190,604	$51,552	$139,052	270%
Advanced Technology	$969,149	$621,683	$347,466	56%

Letter to U.S. SEC From: Nordson Corporation	Page 3	May 22, 2008
With regard to the decline in operating profit for the Advanced Technology reporting unit and its effect upon the impairment analysis, primarily two factors account for the $16.5 million change from 2006 to 2007. The Company considers both of these factors to be short-term in nature. These two factors caused a reduction in operating profit due to lower sales volume and a non-recurring cost relating to acquisition purchase accounting. Approximately $8.4 million of the decline in operating profit represents non-recurring, inventory purchase accounting adjustments related to acquisitions in the segment. The balance of the decline is due primarily to reduced sales volume, driven by softness in certain end markets. Demand fluctuations are characteristic of the cyclical nature of some of our end markets in this segment. Reduced sales volume and associated lower manufacturing overhead absorption resulted in reduced operating profit margins for the year. During 2007, Nordson did not reduce, but rather continued to invest in new product development and distribution capacity for sustained long-term sales growth in this market. For impairment testing, our revenue growth projections for this reporting unit assumed an outlook that is conservative compared to the actual growth experienced over the five previous years and the revenue growth expected in the reporting unit for future years of our valuation analysis. Further, there was no need to account for the non-recurring, inventory purchase accounting effect in the future years of our valuation analysis.
Following is our proposed disclosure to be included in future filings in MD&A to discuss the business reasons for the changes between periods in operating profit for our Advanced Technology Systems segment (with the enhanced disclosure indicated by italics).
Critical Accounting Policies and Estimates
Goodwill — Goodwill represents the excess of purchase price over the fair value of tangible and identifiable intangible net assets acquired. At October 31, 2007, and October 31, 2006, goodwill represented 47 percent and 40 percent, respectively, of the Company’s total assets. The majority of the goodwill resulted from the acquisition of Dage Holdings, Limited in fiscal 2007 and EFD Inc. in fiscal 2001. In accordance with FASB Statement No. 142, “Goodwill and Other Intangible Assets,” goodwill is not amortized but is tested for impairment annually at the reporting unit level, or more often if indications of impairment exist. Our reporting units as defined by the standard are Adhesive Dispensing, Advanced Technology, and Industrial Coating & Automotive. The impairment test is a two-step process. In the first step, the Company calculates a fair value using a discounted cash flow valuation methodology and compares the result against the carrying value for net assets of each reporting unit. The most recent fair value determination resulted in an amount that exceeded the carrying value of each reporting unit by a substantial margin. Based on these results, no impairment of goodwill exists, and the second step of the goodwill impairment test did not need to be performed.

Letter to U.S. SEC From: Nordson Corporation	Page 4	May 22, 2008
Fiscal Years 2007 and 2006
“Operating profit as a percentage of sales for the Advanced Technology Systems segment decreased to 13.5 percent in fiscal 2007 from 23.8 percent in fiscal 2006. The operating profit of this segment was impacted by approximately $11,800 of purchase accounting adjustments for inventory; property, plant and equipment; and intangible assets related to the fiscal 2007 acquisitions. In addition, demand for our base products within this segment declined in fiscal 2007 as capital spending in some of the end markets served by this segment was down from the prior year as customers reacted to capacity requirements and technology shifts. Since the decline in demand is viewed as a cyclical trend, we continued to invest in new product development and distribution capacity for sustained long-term sales growth. The reduced demand resulted in lower manufacturing overhead absorption causing lower operating profit margins for the year. Sales mix also contributed to the decrease in the operating profit percentage from the prior year. In an effort to improve efficiencies in operations serving the curing and drying market, the Company eliminated 13 positions in the Advanced Technology Systems segment second half of fiscal 2006. Total costs attributable to the position eliminations were $380.”
Pension Plans and Postretirement Medical Plan, page 18
Issue:
3.	Since your critical accounting assumptions are based on matters that are highly uncertain, please provide a sensitivity analysis showing the effect of a plus or minus 1% change in each of your significant assumptions, including interest rates, return on pension assets, compensation increases, mortality and turnover assumptions and discount rates. See Section V of SEC Release Nos. 33-8350 — Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Response:
Seeking clarification of this matter with the SEC’s assigned staff accountant on May 6th, we were informed that the sensitivity analysis would not be necessary for the mortality and turnover assumptions because these assumptions are actuarially-based numbers that are not company specific. (For example, the Company uses the RP2000 Mortality table and the Weighted Average Standard Tables (turnover) provided by its actuaries for US and non-US plans.) With respect to the 1% sensitivity analysis for the economic assumptions, below are the results provided to the Company by its actuaries.

Letter to U.S. SEC From: Nordson Corporation	Page 5	May 22, 2008
Postretirement Plans — Note the 1% sensitivity analysis for the health care trend rate is disclosed as required under SFAS No. 106. Neither an expected asset rate of return nor a compensation increase applies to these plans. Below is a 1% effect for the discount rate.
Bracketed numbers represent decreases in expense and obligation amounts.

	U.S.		International
(In Millions)	1% Increase	1% Decrease	1% Increase	1% Decrease

Effect on Expense in FY2007	$(0.6)	$0.6	—	—
Effect on Obligation as of October 31, 2007	$(5.6)	$5.6	$(0.2)	$0.2
Pension Plans — Below is a 1% effect for economic assumptions indicated.

	U.S.		International
(In Millions)	1% Increase	1% Decrease	1% Increase	1% Decrease

Discount Rate
Effect on Expense in FY2007	$(2.2)	$2.7	$(0.3)	$0.3
Effect on Obligation as of October 31, 2007	$(20.8)	$25.6	$(8.9)	$11.2

Expected Return on Plan Assets
Effect on Expense in FY2007	$(1.2)	$1.2	$(0.2)	$0.3
Effect on Obligation as of October 31, 2007	N/A	N/A	N/A	N/A

Compensation Increase
Effect on Expense in FY2007	$1.9	$(1.5)	$0.3	$(0.2)
Effect on Obligation as of October 31, 2007	$10.6	$(8.6)	$3.7	$(3.3)
Financial Statements
Note 15 — Acquisitions, page 58
Issue:
4.	Please enhance your disclosure to include a description of the factors that contributed to purchase prices that resulted in your recognition of $238 million of goodwill due to the acquisitions of Dage Holdings, Limited, Picodostec, YesTech Inc. and TAH Industries in fiscal year 2007. Refer to paragraph 51(b) of SFAS 141. Specifically, a detailed discussion should be provided for Dage Holdings given the fact that the goodwill you recognized represented 75% of Dage’s total purchase price. In this regard, your statement that “The purchase of Dage fits Nordson’s strategy of acquiring companies with above-average growth in markets currently served by Nordson” is not sufficient.

Letter to U.S. SEC From: Nordson Corporation	Page 6	May 22, 2008
Response:
The following is a proposed footnote 15 with the more detailed disclosure (with the enhanced disclosure indicated by italics, which will be incorporated in future filings).
Note 15 — Acquisitions
Business acquisitions have been accounted for as purchases, with the acquired assets and liabilities recorded at their estimated fair value at the dates of acquisition. The cost in excess of the net assets of the business acquired is included in goodwill. Operating results of acquisitions are included in the Consolidated Statement of Income from the respective dates of acquisition.
On December 14, 2006, the Company acquired 100 percent of the outstanding shares of Dage Holdings, Limited (Dage), a leading manufacturer of testing and inspection equipment used in the semiconductor and printed circuit board industries. Dage, headquartered in the United Kingdom, employs more than 200 people and has enjoyed strong growth as a leader in the niche bond testing and x-ray inspection markets for semiconductor and printed circuit board manufacturing. Demand for Dage products is expected to benefit from more stringent environmental regulations and from consumer electronics product design changes that lead to technologically advanced, smaller scale products. The Company believes it can enhance Dage’s historical revenue and operating profit by leveraging Nordson’s existing customer relationships and incorporating Dage within the Advanced Technology segment’s R&D and distribution activities. The purchase of Dage fits Nordson’s strategy of acquiring companies with above-average growth in markets currently served by Nordson, and the purchase price incorporates a premium for specific synergistic and strategic benefits. The fair values of long-lived tangible and intangible assets were based on their appraised values. Cash and existing lines of credit were used for the purchase.
The allocation of the purchase price and goodwill are shown in the table below.

Fair values:
Assets acquired	$48,846
Liabilities assumed	(33,196)
Intangible assets subject to amortization	32,105
Intangible assets not subject to amortization	9,651
Goodwill	173,004

Purchase price	230,410
Less cash acquired	(3,222)

Net cash paid	$227,188

The intangible assets subject to amortization include customer relationships of $14,561 and patents of $17,544 that will be amortized over 10 to 15 years. The intangible assets not subject to amortization consist primarily of trademarks and trade names. None of the goodwill related to the purchase of Dage is tax deductible.

Letter to U.S. SEC From: Nordson Corporation	Page 7	May 22, 2008
Pro Forma Financial Information
The following unaudited pro forma financial information for fiscal years 2007 and 2006 assumes the acquisition occurred as of the beginning of the respective periods, after giving effect to certain adjustments including amortization of intangible assets, interest expense on acquisition debt and income tax effects. The pro forma results have been prepared for comparative purposes only and are not necessarily indicative of the results of operations which may occur in the future or that would have occurred had the acquisition of Dage been effected on the date indicated, nor are they necessarily indicative of the Company’s future results of operations.

	2007	2006

Sales	$999,601	$949,773
Net income from continuing operations	$88,781	$93,434
Basic earnings per share from continuing operations	$2.65	$2.80
Diluted earnings per share from continuing operations	$2.60	$2.73
Other Fiscal 2007 Acquisitions
On April 1, 2007, the Company acquired 100 percent of the partnership interest of PICO Dosiertechnik GmbH & Co. KG and 100 percent of the outstanding shares of PICO Dostec GmbH (Picodostec), a leading manufacturer of piezoelectric technology dispensing systems, which dispense adhesives and other performance materials at very high speeds in an extremely accurate manner. Picodostec’s products are used predominately in the electronics, medical device, packaging, pharmaceutical, food, chemical and automotive industries. Picodostec, headquartered near Munich, Germany, employs 11 people.
On April 30, 2007, the Company acquired 100 percent of the outstanding shares of YesTech, Inc., a leading provider of Automated Optical Inspection (AOI) and X-Ray inspection systems used in the production of printed circuit board assemblies and semiconductor packages. The addition of AOI systems will expand Nordson’s test and inspection capabilities. YesTech, headquartered in San Clemente, California, employs 23 people.
On August 23, 2007, the Company acquired 100 percent ownership in TAH Industries, a manufacturer of motionless mixer dispensing systems for two component adhesives and sealants. The company is headquartered in Robbinsville, New Jersey and employs approximately 180 people. TAH specializes in the design and production of disposable plastic mixers and cartridge dispense systems, meter mix dispense valves and accessories. Their products are used primarily in the dental, construction, automotive, life science, food, DIY, marine and aerospace industries.

Letter to U.S. SEC From: Nordson Corporation	Page 8	May 22, 2008
The combined purchase price was $100,079 ($98,057 net of cash acquired). The purchase price allocation and the goodwill are shown in the table below. The fair values of long-lived tangible and intangible assets were based on their appraised values. The TAH allocation is based on a preliminary appraisal and may be revised at a later date. The Picodostec and YesTech appraisals are final.

Fair values:
Assets acquired	$28,464
Liabilities assumed	(14,566)
Intangible assets subject to amortization	17,140
Intangible assets not subject to amortization	4,040
Goodwill	65,001

Purchase price	100,079
Less cash acquired	(2,022)

Net cash paid	$98,057

The intangible assets subject to amortization include customer relationships of $9,680, non-compete agreements of $1,760 and patents of $5,700 that will be amortized over four to 15 years. The intangible assets not subject to amortization consist of trademarks and trade names. The amount of goodwill related to the Picodostec, YesTech and TAH acquisitions that is tax deductible is $30,300. Assuming these acquisitions had taken place at the beginning of fiscal 2005, pro forma results would not have been materially different.
All fiscal 2007 acquisitions are reported in the Advanced Technology Systems segment.
Fiscal 2005 Acquisition
In March 2005, the Company acquired full ownership of H.P. Solutions Inc., d/b/a H.F. Johnson Manufacturing Co., a California-based machining company that performed services for the Company’s Asymtek subsidiary. The cost of the acquisition was $567 ($557 net of cash acquired), which was allocated to net tangible assets. Assuming this acquisition had taken place at the beginning of fiscal 2005, pro forma results would not have been materially different.

Letter to U.S. SEC From: Nordson Corporation	Page 9	May 22, 2008
In connection with responding to your comments, the company acknowledges that:
•	the company is responsible for the adequacy and accuracy of the disclosure in their filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
By: /s/Gregory A. Thaxton
Gregory A. Thaxton
Vice President, Chief Financial Officer